CompoSecure, Inc.

309 Pierce Street

Somerset, New Jersey 08873

January 31, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Brunhofer and Jason Niethamer Division of Corporation Finance Office of Crypto Assets

Re:	CompoSecure, Inc. Form 10-K for the Fiscal Year Ended December 31, 2023

Response dated December 6, 2024

File No. 001-39687

Dear Sirs:

This letter sets forth the response of CompoSecure, Inc. (the “Company” or “we”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, issued to the Company on January 17, 2025, with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2023.

For your convenience, the Staff’s comments are set forth in bold, followed by responses by the Company.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Use of Non-GAAP Measures, page 56

1.	We acknowledge your response to prior comment 2. Please represent to us that, in future filings, you will revise your adjusted net income and related per share amounts to include separate income tax adjustments related to your non-GAAP adjustments to reflect current and deferred income expense commensurate with the level of non-GAAP profitability presented by your measure. Otherwise, tell us why the non-GAAP adjustments you reflect would have no impact on your taxes if the related expenses were not incurred. See Question 102.11 of the Compliance and Disclosure Interpretations (CDIs) for Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and represents that in future filings it will include a separate income tax adjustment related to non-GAAP adjustments to reflect current and deferred income tax expense.

Securities and Exchange Commission
Division of Corporation Finance

January 31, 2025

2.	We acknowledge your response to prior comment 3. Please represent to us that, in future filings, you will present any convertible debt in your diluted adjusted net income per share computation under the if-converted method under ASC 260-10-45-40. Otherwise explain to us why your belief that the conversion of your 7.00% Exchangeable Senior Notes was "limited" is relevant, especially since these notes were converted in November 2024, and tell us your consideration of Non-GAAP Financial Measures CDI 100.04.

The Company respectfully acknowledges the Staff’s comment and represents that in future filings we will present any convertible debt in our diluted adjusted net income per share computation under the if-converted method under ASC 260-10-45-40.

* * *

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact me at 610-420-1945 or Steven J. Feder at 610-357-1574.

Sincerely,

/s/ Timothy W. Fitzsimmons
Timothy W. Fitzsimmons

cc:	Jon C. Wilk Steven J. Feder CompoSecure, Inc.